SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of June, 2007.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page
1.	Notice of the 44th Annual General Meeting of Shareholders made public on June 1, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: June 11, 2007	By	/s/ Haruyuki Urata
Haruyuki Urata
Corporate Senior Vice President
ORIX Corporation

June 1, 2007

Yoshihiko Miyauchi

Director

Representative Executive Officer

ORIX CORPORATION

2-4-1, Hamamatsu-cho

Minato-ku, Tokyo

Japan

Notice of the 44th Annual General Meeting of Shareholders

ORIX CORPORATION

We cordially invite you to attend the 44th Annual General Meeting of Shareholders of ORIX CORPORATION (“the Company”) to be held as set forth below.

Please note that this English language version of the Notice of the 44th Annual General Meeting of Shareholders is only an extract and translation of the Japanese language original.

Date and Time:		10:00 a.m., June 22, 2007 (Friday)

Place:		“Rose Room” Tokyo Kaikan, 9th Floor 3-2-1, Marunouchi Chiyoda-ku, Tokyo Japan

Proposals	1:	Election of 11 Directors

	2:	Issuance of Stock Acquisition Rights as Stock Options

• In case there are any changes in relation to the reference documents for the General Meeting of Shareholders and the business reports, financial reports and consolidated financial reports, we will post the revised items on our website (URL:http://www.orix.co.jp/grp/index_e.htm).

Summary of

Operating Results:

Results of Operations and Assets for the 44th Fiscal Year on a consolidated basis in accordance with US GAAP (Generally Accepted Accounting Principles)

(from April 1, 2006 to March 31, 2007)

	44th Fiscal Year	43rd Fiscal Year
Operating revenue (Millions of yen)	1,142,553	929,882
Net income (Millions of yen)	196,506	166,388
Net income per share (yen)	2,177.10	1,883.89
Total assets (Millions of yen)	8,207,187	7,242,455
Shareholders’ equity (Millions of yen)	1,194,234	953,646

Notes:

1.	Net income per share is calculated based on the average number of shares during the 44th Fiscal Year. Any fractional amount of less than one*sen has been rounded up to one sen if it is one-half of one sen or more and been disregarded if it is less than onehalf of one sen. Amounts other than net income per share ending in five hundred thousand or more are rounded up to the nearest million yen, and amounts ending in less than five hundred thousand are rounded down to the nearest million yen.

2.	In accordance with the Financial Accounting Standards Board’s Statement of Financial Accounting Standards Issue No. 144 (Accounting treatment for depreciation or disposal of long term assets), profit and loss relating to non-continuous businesses is independently indicated and the operating revenue for the past years pertinent to said businesses has been modified.

3.	These amounts do not include consumption tax, etc.

*sen: Unit of Japanese currency, equivalent to one hundredth of one yen

Proposal 1: Election of 11 Directors

The terms of office of all directors will expire at the conclusion of this Annual General Meeting of Shareholders.

Consequently, the shareholders are requested to elect 11 directors.

Candidates for the 11 director positions are as follows:

No.	Name	Current Position
1	Yoshihiko Miyauchi	Director, Representative Executive Officer, Chairman, Chief Executive Officer, ORIX Corporation

2	Yasuhiko Fujiki	Director, Representative Executive Officer, President, Chief Operating Officer, ORIX Corporation

3	Hiroaki Nishina	Director, Deputy President, Head of Real Estate Business Headquarters, ORIX Corporation

4	Kenji Kajiwara	Director, Deputy President, Osaka Group Representative, Responsible for Domestic Sales Headquarters and Osaka Head Office, ORIX Corporation

5	Yukio Yanase	Director, Deputy President, Responsible for Overseas Activities, Alternative Investment & Development Headquarters and Office of the President, ORIX Corporation

6	Haruyuki Urata	Corporate Senior Vice President, Responsible for Corporate Planning Office, Head of Office of the President, ORIX Corporation

7	Yoshinori Yokoyama	Director, ORIX Corporation, Director, Sumitomo Mitsui Financial Group, Inc., Director, Sumitomo Mitsui Banking Corporation

8	Paul Sheard	Director, ORIX Corporation, Managing Director & Global Chief Economist, Lehman Brothers, Inc.

9	Hirotaka Takeuchi	Director, ORIX Corporation, Dean, Hitotsubashi University Graduate School of International Corporate Strategy, Director, Trend Micro, Incorporated.

10	Takeshi Sasaki	Director, ORIX Corporation, Director, East Japan Railway Company, Professor, Gakushuin University, Faculty of Law, Department of Political Studies

11	Teruo Ozaki	Director, ORIX Corporation, Head, Certified Public Accountant, Teruo Ozaki & Co., Corporate Auditor, Kirin Brewery Co., Ltd., Corporate Auditor, Tokai Rubber Industries, Ltd., Director, The Bank of Tokyo-Mitsubishi UFJ, Ltd., Director, DAIKYO INCORPORATED.

Note:

1.	Personnel who represent other companies etc. (significant representation only) are described in “significant status of representation and concurrent post at other companies, etc.” in “5. (1) Directors/ (2) Executive Officers” of the Business Report.

2.	Each of Yoshinori Yokoyama, Paul Sheard, Hirotaka Takeuchi, Takeshi Sasaki and Teruo Ozaki is a candidate for Outside Director. The following list sets forth the basis for each such candidate’s candidacy for appointment as an Outside Director, and the length of Outside Director’s term in office:

(1)	Mr. Yoshinori Yokoyama is a candidate for Outside Director. He successively served as director and served other positions at McKinsey & Company, Inc. He has a wealth of experience and knowledge as a business consultant, and is independent from the management engaged in the operations. He contributed to the Company by attending all of the meetings of the Board of Directors, Audit Committee and Compensation Committee held during the subject fiscal year, and by suitably participating in deliberations. He further served as Chairman of the Compensation Committee, and led discussions and deliberations on compensation structures and compensation levels which give incentive to focus on performance of the subject fiscal year as well as mid to long term results. He has been Outside Director for five years at the conclusion of this General Meeting of Shareholders.

(2)	Mr. Paul Sheard is a candidate for Outside Director. He serves as a global chief economist of Lehman Brothers, Inc., is knowledgeable in the environment and the events surrounding the company management, and is independent from the management engaged in the operations. He contributed to the Company by attending almost all of the meeting of the Board of Directors and Nominating Committee held during the subject fiscal year, and by participating suitably in deliberations from a comprehensive perspective. He has been Outside Director for four years at the conclusion of this General Meeting of Shareholders.

(3)	Mr. Hirotaka Takeuchi is a candidate for Outside Director because even if he was never involved in corporate management except as an Outside Director and Outside Corporate Auditor, he serves as the Dean of Hitotsubashi University Graduate School of International Corporate Strategy, is knowledgeable in the areas of corporate strategy, and is independent from the management engaged in the operations. He contributed to the Company by attending almost all the meetings of the Board of Directors, Nominating Committee and Audit Committee held during the subject fiscal year, and by participating suitably in deliberations. He further served as Chairman of the Nominating Committee, and led discussions in amending standards for election of directors in order to achieve an appropriate organizational structure and constituency of the board members and executive officers suitable for the Company’s business operations. He has been Outside Director for three years at the conclusion of this General Meeting of Shareholders.

(4)	Mr. Takeshi Sasaki is a candidate for Outside Director because even if he was never involved in corporate management except as an Outside Director, he served successively as the President of the University of Tokyo and the President of the Japan Association of National Universities, etc. He has a wealth of experience in university reform, etc., is knowledgeable in a wide range of issues in politics and society in general that surrounds the company management, and is independent from the management engaged in the operations. He contributed to the Company by attending all of the meetings of the Board of Directors, Nominating Committee and Compensation Committee held after his assumption of office on June 20, 2006, and provided remarks as to essential issues as a scholar. He has been Outside Director for one year at the conclusion of this General Meeting of Shareholders.

(5)	Mr. Teruo Ozaki served as vice president of Asahi & Co (presently KPMG AZSA & Co), etc. and has a wealth of experience as a certified public accountant through serving as corporate auditor and director of other companies. He has indepth knowledge as a financial expert required under Sarbanes-Oxley Act in the US (“SOX Act”). Some shareholders made inquiries as to his independence when he was elected as director last year since he was from the audit corporation which is the Company’s current accounting auditor. However, a long time has passed since he left the corporation in September 2003, and he meets not only the standards of Outside Directors set forth in Japanese Company Law, but also satisfies the standards of independent directors set forth independently by New York Stock Exchange (although these standards are not applicable to the Company) and the standards of independent directors set forth in SOX Act. Furthermore, he has no special interest relationship with the accounting auditor of the Company which could affect his decision in performing his duties as Outside Director. He is a candidate for Outside Director based on the Nominating Committee’s determination that there exists no issue as to his independence pursuant to ‘Requirements for Independent Directors’ established by the Nominating Committee of the Company (see below). He contributed to the Company through use of his experience as an expert in finance and accounting by attending all of the meetings of the Board of Directors, Nominating Committee, Audit Committee and Compensation Committee held after he assumed his office on June 20, 2006 and by suitably participating in deliberations as well as by attending important company meetings and confirming decision making by the executive unit as Chairman of the Audit Committee. During the subject fiscal year, he conducted aggregate of 30 hearings of the executive officers and responsible people of each division and department (of 16 business units), and evaluated and checked the effectiveness of the internal control system through close coordination with the internal audit unit. He also led discussions regarding standards of appointing accounting auditor. He has been Outside Director for one year at the conclusion of this General Meeting of Shareholders.

3.	The Nominating Committee established ‘Requirements for Independent Directors’ as set forth below, and all candidates for Outside Directors meet these requirements.

(1)	A candidate or his/her family member(*) does not currently receive a high amount (i.e. 10 million yen or more a year) of compensation (as to his/her family member, except for compensation as an employee) from the Company or its subsidiaries except for compensation as a director.

(2)	A candidate or his/her family member(*) is not a major shareholder of the Company (i.e. a shareholder holding 10% or more of all issued shares) or a person representing the interests of any such major shareholder.

(3)	A candidate is not an executive officer etc. or an employee of the Company or its subsidiaries. Furthermore, his/her family member(*) is not an executive officer etc. of the Company or its subsidiaries. If candidates or his/her family member was so in the past, five years or more have passed since his/her resignation or retirement.

(4)	There is no overlapping of directors between a company to which the candidate belongs as an executive officer etc. and the Company. “Overlapping” means a situation where the Company or its subsidiaries’ executive officers, etc. serve as directors at a company where a candidate serves as an executive officer etc., and the candidate becomes a director of the Company.

(5)	There are no matters that may lead to a material conflict of interest in performing his/her duties as director or special interest relationship that may affect his/her decision making.

(* His/her family member means his/her spouse, biological relatives or relatives by marriage within the second degree of relationship or other relatives who reside with him/her.)

4.	To the Company’s knowledge, during the past five years at the other companies while the candidates served as directors, executive officers or corporate auditors, the following violations of laws, regulations, etc. and/or inappropriate conduct of business have taken place. Other than the following candidate, there are no incidents for other candidates.

The Bank of Tokyo-Mitsubishi UFJ, Ltd., where Mr. Teruo Ozaki has assumed an office of director, received a business improvement administrative order from Financial Services Agency in February, 2007 for conducting transactions problematic from compliance control perspective at the business locations for corporate customers since the time it was conducted by former UFJ Bank Limited, and a business improvement administrative order from U.S. authorities in December, 2006 regarding anti-money laundering measures in the U.S.

5.	To the Company’s knowledge, the candidates for Outside Directors are not currently engaged in the operations of specially related business entities of the Company, and this holds true for the past five years. In addition, the candidates are not spouses or relatives within the third degree of relationship who are engaged in the business operations of the Company or its specially related business entities.

6.	To the Company’s knowledge, the candidates for Outside Directors do not have plans to receive a high compensation or other properties (except for compensation as a director, etc.) from the Company or from its specially related business entities, and they have not received such compensation during the past two years.

7.	To the Company’s knowledge, candidates for Outside Directors have not served as Outside Directors, Corporate Auditors or executive officers of companies with which the Company merged etc. during the past two years.

8.	If a candidate for Outside Director is appointed as director, the Company plans to execute with each Outside Director an agreement regarding limitation on liability which will limit his/her liability for damages pursuant to Article 423, Paragraph 1 of the Company Law. The maximum amount of liabilities provided in such agreement is equal to the Minimum Liability Amount set forth in Article 425, Paragraph 1 of the Company Law.

9.	There are no specific comments or objections from the candidates for Outside Directors regarding the statements made above.

Proposal 2: Issuance of Stock Acquisition Rights as Stock Options

The shareholders are hereby requested to approve the delegation by the shareholders meeting of the Company to the Board of Directors of determination on matters concerning offering of stock acquisition rights to be issued as stock options to employees of the Company, directors, corporate auditors and employees of subsidiaries of the Company and of other companies that have a shareholding relationship with the Company, such as companies affiliated with the Company (hereinafter collectively referred to as the “Subsidiaries etc. of the Company”), in accordance with Articles 236, 238 and 239 of the Company Law:

1.	The reason for issuance of stock acquisition rights:

To further enhance the motivation of the employees of the Company and the directors, corporate auditors and employees of the Subsidiaries etc. of the Company to achieve better business results and to boost further their morale, and to further increase corporate value of the Company, the Company wishes to issue stock acquisition rights as stock options to the persons to be allocated stock acquisition rights referred in 2 below, as summarized in 3 below.

The Company believes that in light of the purposes stated above and the content and effect of the issuance, the issuance of stock acquisition rights as stock options pursuant to this Proposal does not necessarily constitute “particularly advantageous terms” (Article 238, Paragraph 3, Item 1) for the employees of the Company and the directors, corporate auditors and employees of the Subsidiaries etc. of the Company acquiring the stock acquisition rights, even if the issuance shall not require payment in exchange for the stock acquisition rights. However, since the issue of whether a grant of stock acquisition rights to directors, corporate auditors and employees of subsidiaries, etc. constitutes “particularly advantageous terms” has not yet been clarified under the Company Law (Law No. 86 of 2005), etc., in order to obtain shareholders’ understanding as to the issuance of the stock acquisition rights by the Company, the shareholders are hereby requested to approve by a special resolution of the General Meeting of Shareholders.

2.	Persons to be allocated stock acquisition rights:

Employees of the Company and directors, corporate auditors and employees of the Subsidiaries etc. of the Company

3.	Summary of issuance of stock acquisition rights (the content and the maximum number, etc. of the stock acquisition rights, matters concerning offering of which may be determined by the Board of Directors pursuant to the delegation by this General Meeting of Shareholders)

(1)	Type and number of shares to be issued pursuant to the grant of stock acquisition rights

The number of shares to be issued shall be 10 shares per unit of the stock acquisition rights. If the Company effects a share split (including allocation of shares for free, hereinafter the same) or reverse share split, which becomes effective after the conclusion of this Annual General Meeting of Shareholders, the number of shares to be issued upon exercise of the stock acquisition rights shall be adjusted according to the following formula; provided, however, that such adjustment shall be made only to the number of shares to be issued upon exercise of the stock acquisition rights that have not been exercised at the time of the share split or reverse share split, and any fractional amount of less than one share resulting from such calculation shall be disregarded.

Number of shares		Number of shares		Ratio of share
to be issued	=	to be issued	×	split or reverse
after adjustment		before adjustment		share split

In the event that the Company effects a merger, demerger, share-swap or share-transfer, which becomes effective after the conclusion of this Annual General Meeting of Shareholders, or that other inevitable reasons occur, the number of shares to be issued under the stock acquisition rights shall be adjusted to the extent reasonable.

(2)	The maximum number of stock acquisition rights

The maximum number of stock acquisition rights to be issued shall be 11,200 units. The total number of shares to be issued or transferred upon exercise of the stock acquisition rights shall not exceed 112,000 ordinary shares of the Company, provided, however, that if the adjustment to the number of shares for the stock acquisition rights set forth in 3 (1) above has been made, the total number of shares to be issued or transferred upon exercise of the stock acquisition rights shall be adjusted as well..

(3)	Whether it is necessary to make monetary payment in exchange for stock acquisition rights

Monetary payment is not required in exchange for the stock acquisition rights.

(4)	Value of property to be invested at the time of exercising stock acquisition rights and method used for its calculation

The value of property to be invested into the Company at the time of exercising one unit of the stock acquisition rights shall be the product of the amount to be paid in at the time of exercising stock acquisition rights per share to be determined by description below (hereinafter referred to as the “Exercise Price”), multiplied by the number of shares to be issued per unit of the stock acquisition rights set forth in 3 (1) above.

The Exercise Price shall be equal to the average of the closing prices of ordinary shares of the Company traded on the Tokyo Stock Exchange on each of the 30 trading days (excluding days on which no trading is made) commencing on the 45th trading day preceding the date on which the Exercise Price is determined, i.e., one day before the allocation day, with fractional amounts of less than one yen to be rounded up to one yen; provided, however, that if the price so calculated is less than the closing price on the date that the Exercise Price is determined (or if there is no closing price on that day, the closing price on the closest trading day preceding the date when the Exercise Price is determined), the Exercise Price shall be such closing price.

In the event that there is a share split or a reverse share split, which becomes effective after the conclusion of this Annual General Meeting of Shareholders, the Exercise Price shall be adjusted in accordance with the following formula, and any fractional amount of less than one yen resulting from such adjustment shall be rounded up to one yen.

Exercise Price		Exercise Price
after	=	before	×	1
adjustment		adjustment		Ratio of share split or reverse share split

In the event that the Company issues shares or disposes of treasury stock at a price less than the then-current market price after the conclusion of this Annual General Meeting of Shareholders (excluding instances of conversions of the former convertible bonds before the amendments by Law No. 128 of 2001, transfers of treasury stock under the former Article 210-2 Paragraph 2 of the Commercial Code before the amendments by Law No. 79 of 2001, exercise of the former warrant certificates, exercise of the former warrants under the provisions of former Article 280-19 of the Commercial Code, and exercise of stock acquisition rights (including those attached to bonds with stock acquisition rights)), the Exercise Price per share shall be adjusted in accordance with the following formula, and any fractional amount of less than one yen resulting from such adjustment shall be rounded up to one yen.

						Number of shares issued shares	×	Amount paid for one share
Exercise Price after adjustment	=	Exercise Price before adjustment	×	Number of shares already issued	+	Share price before the issuance of new shares
				Number of shares already issued	+	Number of newly issued shares

The “Number of shares already issued” in the formula above shall be the number of shares that is the balance that remains after deducting the number of shares held by the Company from the total number of shares issued, and in the event that the Company disposes of treasury stock, the “number of newly issued shares” shall be replaced with “number of treasury stock to be disposed of.”

In addition, in the event that the Company effects a merger, demerger, share-swap or share-transfer, which becomes effective after the conclusion of this Annual General Meeting of Shareholders, or that other inevitable reasons occur, the Exercise Price shall be adjusted to the extent reasonable.

7

(5)	The period to be allowed for exercising stock acquisition rights

The period to be allowed for exercising stock acquisition rights shall commence on the day which is 2 years after the date on which matters concerning offering of stock acquisition rights are determined by executive officer of the Company who has been delegated by the Board of Directors of the Company (hereinafter referred to as the “Commencement Date”) through June 22, 2017; provided, however, that if a person to whom the stock acquisition rights have been allocated (hereinafter referred to as the “Person with Stock Acquisition Rights”) no longer holds his/her status as any of a director, executive officer, corporate auditor, or employee of the Company or the Subsidiaries, etc. of the Company on or before the Commencement Date such person may exercise his/her stock acquisition rights, beginning on the day after he/she loses his/her status.

(6)	Terms of exercise of stock acquisition rights

i)	The stock acquisition rights may be exercised no more than one year after the date on which a Person with Stock Acquisition Rights ceases to be any of a director, executive officer, corporate auditor, or employee of the Company or the Subsidiaries, etc. of the Company.

ii)	A Person with Stock Acquisition Rights must not have any reasons for disqualification, dismissal or removal, regarding any of his/her positions as a director, executive officer, corporate auditor or employee of the Company or the Subsidiaries, etc. of the Company, under the Company Law or other applicable laws or ordinances of Japan and/or other jurisdictions, or internal rules and regulations of the Company or the Subsidiaries, etc. of the Company, and not be in violation of such laws or ordinances or in substantial violation of the internal rules or regulations at the time of exercising the stock acquisition rights; provided, however, that this shall not apply in the event that the Company determines that it would be appropriate to approve the exercise of the stock acquisition rights by taking into consideration the level of contribution made in the past by the relevant Person with Stock Acquisition Rights, in order to improve the business performance of the Company or the Subsidiaries, etc. of the Company, as well as taking into consideration the details of the reason for the disqualification, dismissal or removal, or the violation concerned, and the situation in the context of cure or cessation thereof.

iii)	If a Person with Stock Acquisition Rights exercises the stock acquisition rights on or before the Commencement Date, in accordance with the proviso of 3(5) above, the person must not have resigned from his/her position as an employee for his/her personal reasons at the time of exercising the stock acquisition rights.

iv)	A Person with Stock Acquisition Rights shall not in any event pledge, assign for security purpose, or otherwise encumber or dispose of in any other way the stock acquisition rights.

v)	A Person with Stock Acquisition Rights and his/her heir shall exercise his/her stock acquisition rights in accordance with the agreement for allocation of stock acquisition rights provided for in vi) below.

vi)	Other terms shall be stipulated in an agreement for allocation of stock acquisition rights, to be executed by the Company and a Person with Stock Acquisition Rights.

vii)	If a Person with Stock Acquisition Rights no longer satisfies any of the terms of exercise of stock acquisition rights provided for in i) through vi) above, the stock acquisition rights held by the Person with Stock Acquisition Rights shall be forfeited in accordance with Article 287 of the Company Law.

(7)	Reason for Acquisition of stock acquisition rights

i)	In the event that a proposal for approval of merger agreement pursuant to which the Company becomes a non-surviving company, a proposal for approval of absorption-type demerger agreement or incorporation-type demerger plan pursuant to which the Company becomes a company to be demerged, or a proposal for approval of share-swap agreement or sharetransfer plan pursuant to which the Company becomes a wholly-owned subsidiary company is approved by the General Meeting of Shareholders of the Company (if the approval by the resolution of the General Meeting of Shareholders of the Company is not required, where the Board of Directors of the Company or an executive officer who has been delegated by the Board of Directors of the Company decides on the contents of such agreements or plans), then the Company may acquire the stock acquisition rights at no cost to the Company as of the day separately designated by the Board of Directors of the Company or the executive officer of the Company who has been delegated by the Board of Directors.

ii)	In the event that a Person with Stock Acquisition Rights waives all or part of such Person’s stock acquisition rights, the Company may acquire the stock acquisition rights at no cost to the Company.

(8)	Restriction on Acquisition of stock acquisition rights by assignment

Approval of the Board of Directors of the Company is required for acquisition of stock acquisition rights by assignment.

(9)	Matters regarding capital and capital reserve to be increased when shares are issued by exercise of stock acquisition rights

i)	The amount of capital to be increased when shares are issued by exercise of stock acquisition rights shall be the amount equivalent to one-half of the limit amount for increase of capital, etc. calculated in accordance with Article 40 Paragraph 1 of the Company Accounting Regulations and any fractional amount of less than one yen resulting from such calculation shall be rounded up to one yen.

ii)	The capital reserve to be increased when shares are issued by exercise of stock acquisition rights shall be the balance that remains after deducting the amount of capital to be increased provided for in i) above from the limit amount for increase of capital, etc. provided in i) above.

*11,200 units, the maximum number of stock acquisition rights set forth in 3 (2) above (112,000 ordinary shares of the Company) shall be equivalent to 0.12% of 91,518,194 shares issued as of the end of March 2007 fiscal year.

If 4,000 units (40,000 ordinary shares of the Company), the maximum number of stock acquisition rights as stock options to be granted to directors and executive officers of the Company, subject to the approval of Compensation Committee of the Company to be held after this General Meeting of Shareholders as a part of individual compensation, etc., are added, the total will be equivalent to 0.17% of 91,518,194 shares above.

Report: Appropriation of Profit for the 44th Fiscal Year

The cash dividend for the 44th Fiscal Year is approved as 130 yen per share.